UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated May 22, 2014: Ocean Rig UDW Inc. Reports Financial and Operating Results for the First Quarter 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: May 22, 2014	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE FIRST QUARTER 2014

May 22, 2014, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ:ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services today announced its unaudited financial and operating results for the first quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights

➢

For the first quarter of 2014, the Company reported a net loss of $1.5 million, or $0.01 basic and diluted loss per share.

Included in the first quarter of 2014 results are:

-

Non-cash write-offs and redemption costs associated with the full refinancing of Ocean Rig's $500.0 million 9.5% senior unsecured notes due 2016, totaling $32.6 million or $0.25 per share.

Excluding the above items, the Company would have reported a net income of $31.1 million, or $0.24 per share.

➢

The Company reported Adjusted EBITDA of $172.2 million for the first quarter of 2014, as compared to $104.7 million for the first quarter of 2013.(1)

Recent Highlights

-

On May 8, 2014, the Company announced that its Board of Directors declared a quarterly cash dividend with respect to the quarter ended March 31, 2014 of $0.19 per common share, to shareholders of record as of May 20, 2014 and payable on or about May 30, 2014.

-

On April 8, 2014, the Company signed a contract to construct two 7th generation new integrated design drillships at Samsung Heavy Industries Co. Ltd, (“Samsung”). The drillships are scheduled to be delivered to the Company in February 2017 and June 2017, respectively. Each drillship’s total cost is estimated to be approximately $685.0 million with favorable payment terms. The drillships will be capable to drill in water depths of 12,000ft and possess a number of new advanced design and technical features which include, among others, capacity for dual 7-ram blow out preventers (“BOP’s”); increased storage and hoisting capacity; larger deck space and living quarters; and are based on a new fuel efficient and superior motion stability hull design.

-

On April 8, 2014, the Company deferred the expected delivery of its ultra deepwater drillship, the Ocean Rig Santorini, from late-2015 to mid-2016.

-

In connection with the previously announced Letter of Award, the Company was awarded from Total E&P Angola, a 6 year contract for drilling operations offshore Angola for its ultra deepwater drillship Ocean Rig Skyros. The contract, which remains subject to signing of final documentation, is expected to commence in the third quarter of 2015 and has an estimated backlog of $1.3 billion.

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

-

On March 26, 2014, the Company closed an offering of 7.25% senior notes due 2019 in the amount of $500.0 million (the “7.25% Notes Offering”). The Company used the proceeds from the 7.25% Notes Offering, together with cash on hand, to repurchase and redeem the 9.5% senior

-

unsecured notes due 2016 (the “Senior Unsecured Notes”) of which $500.0 million in aggregate principal amount was outstanding prior to closing of the 7.25% Notes Offering.

-

On March 24, 2014, the Company took delivery of its ultra deepwater drillship, the Ocean Rig Athena and drew down the available amount of $450.0 million under its $1.35 billion syndicated secured term loan facility. The drillship is expected to commence drilling operations in late June 2014 under the three year contract with ConocoPhillips.

-

On March 2, 2014, the Ocean Rig Skyros commenced a five well or a minimum of a 275 day contract for drilling offshore West Africa with Total E&P Angola.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“During the first quarter of 2014, our fleet operated at 85.9% utilization which is lower than Ocean Rig’s usual standard of reliability. A series of BOP related issues with the Ocean Rig Mylos, not uncommon during the start-up period of a vessel, were the main factor impacting our operating efficiency this quarter. The rest of our fleet operated at a healthy 94.0% efficiency rate and I am pleased to announce that the Ocean Rig Mylos has been back in operation during the second quarter of 2014.

“In late March we took delivery of the Ocean Rig Athena, the last of our 7th generation drillships that were delivered over the past ten months, and we are mobilizing her to Angola to commence drilling operations in late June. In addition the Ocean Rig Skyros successfully completed the acceptance testing and commenced drilling operations under the Total contract in Angola in early March.

“This quarter we are celebrating a milestone in our Company’s history, with the declaration of a dividend of $0.19 per share to our shareholders, with respect to operations during the first quarter of 2014. Following last year’s conclusion of several of our key strategic objectives, this dividend marks the first step in implementing our value creation initiatives.

“Having deferred the delivery of the Ocean Rig Santorini to mid-2016, places us in an enviable position where we do not have any uncontracted newbuilds being delivered during this market downturn; in addition, we have the ability and capital resources to further expand our fleet with newbuild deliveries in what we expect to be a strong offshore drilling market in 2016 and beyond. This view underpinned our decision to construct, at Samsung, two new integrated design 7th generation drillships with expected delivery in the first and second quarter of 2017 respectively. These newbuild drillships possess several advanced specifications and capabilities that make them ideal candidates for development drilling operations worldwide.

“During the first quarter, and as previously announced, we commenced the refinancing of the 9.5% unsecured notes with our new $500 million 7.25% senior unsecured notes. The refinancing was completed on March 26, 2014. In February 2014, we also completed the refinancing of the short-term tranche of our Term Loan B Facility with a fungible add-on to the long-term tranche. The entire $1.9 billion Term Loan B Facility will now mature not earlier than the third quarter of 2020. In addition we drew down the final $450 million under the $1.35 billion Bank/ECA facility, to finance the acquisition of Ocean Rig Athena.  As a result of our refinancing activities over the past 18 months, we have diversified our sources of debt, pushed back our debt maturities beyond 2016, as well as increased our dividend capacity and harmonized our covenants.

“As a result of our prudent employment strategy we are in a best of class position with 99% and 72% of our calendar days under contract in 2014 and 2015 respectively. There continues to be some softness in the market as a result of several drilling units coming off contract and certain newbuildings without contracts scheduled for delivery in 2014. We believe that these market conditions will not last for long and will not be as deep as current market consensus expectations due to the overall obsolescence of the offshore drilling fleet. Despite that rates for premium ultra deepwater units, such as ours, remain at attractive levels.”

Financial Review: 2014 First Quarter

The Company recorded a net loss of $1.5 million, or $0.01 basic and diluted loss per share, for the three-month period ended March 31, 2014, as compared to a net income of $6.4 million, or $0.05 basic and diluted earnings per share, for the three-month period ended March 31, 2013. Adjusted EBITDA(1) was $172.2 million for the first quarter of 2014, as compared to $104.7 million for the same period in 2013.

Revenues from drilling contracts increased by $114.4 million to $360.8 million for the three-month period ended March 31, 2014, as compared to $246.4 million for the same period in 2013.

Drilling rigs and drillships’ operating expenses increased to $151.5 million and total depreciation and amortization increased to $76.7 million for the three-month period ended March 31 2014, from $120.8 million and $53.4 million, respectively, for the three-month period ended March 31, 2013. Total general and administrative expenses increased to $35.4 million in the first quarter of 2014 from $22.5 million during the same period in 2013.

Interest and finance costs, net of interest income, amounted to $86.1 million for the three-month period ended March 31, 2014, compared to $31.4 million for the three-month period ended March 31, 2013.

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

Fleet List

The table below describes our fleet profile and drilling contract backlog as of May 15, 2014:

Drilling Rigs / Drillships:

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q2 – 16	Operating area Norway	Backlog ($m) $382
Eirik Raude	2002	Q4 – 14	Sierra Leone, Ivory Coast	$116
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$168
Ocean Rig Olympia	2011	Q3 – 15	Gabon, Angola	$271
Ocean Rig Poseidon	2011	Q2 – 16	Angola	$528
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$142
Ocean Rig Mylos	2013	Q4 – 16	Brazil	$579
Ocean Rig Skyros	2013	Q1 – 15	Angola	$116
		Q3 – 21	Angola	$1,264(1)
Ocean Rig Athena	2014	Q2 – 17	Angola	$758
Newbuildings
Ocean Rig Apollo (Expected delivery Jan. 2015)	2015	Q1 – 18	Congo	$670
Ocean Rig Santorini (Expected delivery Jun. 2016)	2016	N/A	N/A	N/A
Ocean Rig TBN#1 (Expected delivery Feb. 2017)	2017	N/A	N/A	N/A
Ocean Rig TBN#2 (Expected delivery Jun. 2017)	2017	N/A	N/A	N/A
Total				$5.0 billion

(1)  Contract remains subject to signing of final documentation.

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended March 31,
	2013	2014

REVENUES:
Drilling revenues, net	$246,444	$360,764

EXPENSES:
Drilling rigs and drillships operating expenses	120,759	151,515
Depreciation and amortization	53,407	76,696
General and administrative expenses	22,546	35,425
Legal settlements and other, net	-	1,605

Operating income	49,732	95,523

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(31,369)	(86,095)
Gain/(loss) on interest rate swaps	598	(2,195)
Other, net	1,586	18
Income taxes	(14,164)	(8,791)
Total other expenses, net	(43,349)	(97,063)

Net income/(loss)	$6,383	$(1,540)

Earnings/(loss) per common share, basic and diluted	$0.05	$(0.01)
Weighted average number of shares, basic and diluted	131,699,567	131,844,886

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2013	March 31, 2014

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$659,028	$728,145
Other current assets	400,689	496,752
Advances for drillships under construction and related costs	662,313	338,058
Drilling rigs, drillships, machinery and equipment, net	5,777,025	6,461,812
Other non-current assets	121,395	133,101
Total assets	7,620,450	8,157,868

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	3,993,236	4,409,382
Total other liabilities	647,371	769,149
Total stockholders’ equity	2,979,843	2,979,337
Total liabilities and stockholders’ equity	$7,620,450	$8,157,868

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income/ (loss) to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended March 31,
	2013	2014
Net income/(loss)	$6,383	$(1,540)

Add: Net interest expense	31,369	86,095
Add: Depreciation and amortization	53,407	76,696
Add: Income taxes	14,164	8,791
Add: (Gain)/(Loss) on interest rate swaps	(598)	2,195
Adjusted EBITDA	$104,725	$172,237

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson is currently drilling offshore Norway under our three-year contract with Rig Management Norway. During the first quarter of 2014, the unit achieved utilization of 98%.

Eirik Raude

The Eirik Raude is currently drilling offshore West Africa under our contract with Lukoil, which is expected to end in December of 2014. During the first quarter of 2014, the unit achieved utilization of 100%.

Summary Financials of Drill Rig Holdings Inc.:

	Year ended December 31, 2013	Three Months ended March 31, 2014
(Dollars in thousands)
Total revenue………………………………	$ 407,633	$107,226
EBITDA..……………………….…………		65,953
Total assets…………………………………	1,366,349	1,308,646
Total debt, net of financing fees………..	(784,485)	(785,382)
Shareholders equity………………………	(458,298)	(418,066)
Total cash and cash equivalents……….…	$ 87,007	$43,598

    EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Three Months Ended March 31,
	2013	2014
Net Income/(loss)	$(4,644)	$35,662
Add: Net interest expense	7,608	8,860
Add: Depreciation and amortization	16,662	21,142
Add: Income taxes	2,590	289
EBITDA	$22,216	$65,953

Ocean Rig UDW Inc. and its Operating Subsidiaries

Adjustments to the calculation of Consolidated Net Income under the 7.5% Senior Unsecured Notes.

There have been no adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling rigs and drillships of Ocean Rig.

Conference Call and Webcast: May 23, 2014

As announced, the Company’s management team will host a conference call, on Friday, May 23, 2014 at 8:00 a.m. Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig"

A replay of the conference call will be available until May 30, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean- rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to the Company during 2015, 1 of which is scheduled to be delivered to the Company during 2016 and 2 of which are scheduled to be delivered during 2017.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward- looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii);hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com